UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

__X___   Form 10-K ___Form 20-F ___Form 11-K    _     Form 10-Q ___Form N-SAR ___Form N-CSR

FOR PERIOD ENDED:   December 31, 2008

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CURRENT TECHNOLOGY CORPORATION

Full Name of Registrant

Former Name if Applicable

800 West Pender Street, Suite 1430

Address of Principal Executive Office (Street and Number)

Vancouver, B.C., Canada V6C 2V6

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Because the Company is short-staffed and is preparing its first annual report on Form 10-K (previous annual reports were filed on Form 20-F) it could not compile its financial information and corresponding disclosure contained in its annual report in a timely manner in order to allow management to complete a review of the financial statements and corresponding disclosure by the filing deadline.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Theresa M. Mehringer, Esq.             (303)         796-2626

                                         (Name)                                   (Area Code)   (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).            [  ] Yes  [ X ] No

On May 29, 2008 the registrant filed a current report on Form 8-K that in part reported events under Item 2.01 pertaining the completion of the acquisition of certain assets.  The registrant may have an obligation to file certain financial statements of the business acquired and pro forma financial information.  As of the date of this Form 12b-25 the registrant has not amended the May 29, 2008 Form 8-K to provide such financial statements and information.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       [X] Yes  [ ] No    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CURRENT TECHNOLOGY CORPORATION

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009

By:

/s/ Robert Kramer

       Robert Kramer, Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO

FORM 12b-25

NOTIFICATION OF LATE FILING

During the year ended December 31, 2008 the Company became the majority holder of the voting equity of Celevoke Inc.  As such the Company’s financial statements for the year ended December 31, 2008 will be presented on a consolidated basis with Celevoke whereas the Company’s financial statements for its previous fiscal year will not be consolidated with Celevoke’s.  Accordingly, the Company’s results from operations for the 2008 fiscal year are expected to reflect a significant change from the 2007 fiscal year when the Company’s financial statements were not consolidated with Celevoke’s.